UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

BlackRock MuniHoldings New York Insured Fund, Inc. (MHN)

(Name of Issuer)

Auction Market Preferred Stock

(Title of Class of Securities)

09255C403
09255C304
09255C502
09255C601
09255C205

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 09255C403; 09255C304; 09255C502; 09255C601, 09255C205

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1503

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1503

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1503

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

15.4%*

14. Type of Reporting Person (See Instructions)

IA

*Item 13, above, is calculated based on the aggregate amount of 9745 outstanding auction rate preferred shares indicated by the Issuer's Annual Statement filed with the U.S. Securities and Exchange Commission on May 6, 2010, dated as of February 28, 2010.

Item 1. Security and Issuer.

BlackRock MuniHoldings New York Insured Fund, Inc.
BlackRock Funds
P.O. Box 9011
Princeton, NJ 08543

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder, Jo Ann Van Degriff, Partner Emeritus.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals, George W. Karpus, Jo Ann Van Degriff (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1503 shares of MHN Auction Market Preferred Stock on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 15.4% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the MHN Auction Market Preferred Stock fits the investment guidelines for various Accounts. Shares have been acquired since July 21, 2008.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 1503 shares or 15.4% of the outstanding shares. George W. Karpus presently owns 11 shares. Mr. Karpus purchased shares on March 3, 2009 at $18,750 (4 shares), and on April 28, 2010 at $21,250 (7 shares). JoAnn Van Degriff presently owns 2 shares. Ms. Van Degriff purchased shares on October 24, 2008 at $22,000 (1 share), and on March 3, 2009 at $18,750 (1 share). Karpus Investment Management Defined Benefit Plan presently owns 2 shares. The Benefit Plan purchased shares on October 24, 2008 at $22,000 (2 shares). Karpus Investment Management Profit Sharing Plan Fund B presently owns 5 shares. The Plan purchased shares on October 24, 2008 at $22,000 (5 shares). Karpus Investment Management Profit Sharing Plan Fund C presently owns 1 share. The Plan purchased 1 share on March 2, 2009 at $18,750. None of the other principals of KIM presently own shares of MHN Auction Market Preferred Stock.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 4/28/2010 426  $21,250
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MHN Auction Market Preferred Stock.

Item 7. Materials to be Filed as Exhibits.

On May 12, 2010, Karpus sent a director nomination letter to the fund, a copy on the letter is attached as exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   May 13, 2010

EXHIBIT 1
Nomination Letter Submitted to the Fund
Transmitted May 12, 2010

Howard B. Surloff, Secretary          May 12, 2010
BlackRock Closed-End Funds
40 East 52nd Street
New York, New York 10022-5911

Re: BlackRock MuniHoldings New York Insured Fund, Inc. ("MHN"); and
 BlackRock MuniHoldings Fund, Inc. ("MHD")(collectively the "Funds")

Mr. Surloff:
Karpus Management, Inc. ("Karpus") represents beneficial shareholder ownership of 1,503 shares or 15.42% of the BlackRock MuniHoldings New York Insured Fund, Inc. ("MHN") auction rate preferred shares and also represents beneficial ownership of 413 shares or 12.34% of BlackRock MuniHoldings Fund, Inc. ("MHD") auction rate preferred shares.

Pursuant to the Fund's DEF 14A filed on July 17, 2009, Karpus believes that the terms of two (2) MHD and MHN Auction Rate Preferred Share directors currently serving on the MHD and MHN Board expire at the 2010 Annual Meeting. This letter shall serve as notification that Karpus hereby nominates two (2) director nominees to be solely elected by the holders of the MHD and MHN Auction Rate Preferred Shareholders at the next annual meeting of shareholders anticipated to be held in August 2010 ("2010 Annual Meeting").

To the extent that more than two (2) vacancies exist on the MHD or MHN Board to be elected solely by the MHD or MHN Auction Rate Preferred Shareholders and to be filled by election at the 2010 annual meeting or MHD or MHN increases the size of the MHD or MHN Board above its existing size, Karpus reserves the right to nominate such additional preferred share nominees to be elected to the MHD or MHN Board at the 2010 Annual Meeting. Additionally, if this Notice shall be deemed for any reason to be ineffective with respect to the nomination of the Nominees indicated below, or if the indicated Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Karpus.

As the Board and AMPS Committee clearly know, auctions for closed-end fund preferred shares began to fail in February of 2008. Prior to the failure of these auctions, preferred shareholders could participate in the auction process and receive par value for their investment. Now that the auction process has been frozen for over two years, preferred shareholders must rely upon their Board, more than ever, to address this matter, return their capital and protect their interests. We are disappointed that the Funds have not publicly announced any intent to consider providing liquidity to its auction rate preferred shareholders. As preferred shareholders, we therefore do not feel that we are receiving adequate representation from the existing designated preferred share directors of MHD or MHN. Karpus is therefore submitting its director nominees because we feel that the MHD and MHN preferred shareholders should have effective representation on the Funds' Boards.

The information concerning the Nominees required by the Nominating Committee Charter is set forth below:

  Phillip Goldstein; Age: 64; Address: Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663; Share Ownership: N/A; Directorships/Other: Mr. Goldstein is an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds and is a principal of Brooklyn Capital Management LLC, the investment advisor for Special Opportunities Fund, Inc., f/k/a Insured Municipal Income Fund Inc.. He has been a director of the Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001, ASA Ltd since 2008 and Special Opportunities Fund, Inc., f/k/a Insured Municipal Income Fund Inc., since 2009.

  Brad Orvieto; Age: 53; Address: c/o Strategic Asset Management Group, 800 South Andrews Avenue, Suite 204, Fort Lauderdale, Florida 33316; Nationality: U.S. Citizen; Share Ownership: 4 MHD preferred shares; Professional Experience: Founded Horizon Financial Group, a Financial Planning and Investment Advisory firm, 1985. Horizon Financial Group merged with Strategic Asset Management Group, 1997; Education: University of Miami School of Business (B.B.A, (1979), International Finance and Marketing; Directorships/Other: Certified Financial Planner; Board of Directors, Equus II Inc. (EQS), 2010 Chairman of Broward County Housing Finance Authority, Steering Committee for the Incorporation of the City of Weston, McDonald Family Foundation-Trustee, City of Plantation Comprehensive Planning Board, Anti-defamation League Civil Rights Committee, Broward County Tourist Related Program Grant Panel, Broward County Cultural Arts Grant Panel, Broward County Art in Public Places Steering Committee, Board of Directors-Temple Kol Ami, Corporate Board - Broward County Boys & Girls Club.

Karpus does not believe that this Nominee is an "interested person" of MHD or MHN, as defined in the Investment Company Act of 1940. Further, there are no arrangements or understandings between Karpus and any nominee in connection with the nominations nor do we know of any material conflicts of interest that would prevent any nominee from acting in the best interest of either Fund. Lastly, attached are the consents of Mr. Goldstein and Mr. Orvieto, whereby Mr. Goldstein and Mr. Orvieto consent to be nominated as directors of MHD and MHN at the 2010 Annual Meeting and further consent to serve if elected.

Should you have any questions with respect to this notification or require further information, or if this notice is deficient in any way, please contact me immediately at (585) 586-4680.

Sincerely,

Brett D. Gardner
Portfolio Manager/Analyst